EXHIBIT 1

SEPARATION AND CONSULTING AGREEMENT

(“Agreement”)

Ampex Corporation, a Delaware corporation (the “Company”), and Edward J. Bramson, an individual (“Bramson”), agree as follows:

1. Resignation of Employment, Offices, and Authorities. Bramson hereby resigns his employment with the Company and from all offices, directorships, and administrative positions he holds with the Company and its subsidiaries, including as co-administrator of the Ampex Retirement Master Trust, effective as of February 16, 2007 (the “Effective Date “). Bramson will receive his base salary through the Effective Date. Bramson further agrees and acknowledges that as of the Effective Date, he will no longer have any authority to make or enter into any agreements, commitments, or representations on behalf of the Company, and he will no longer have any signing or other authority on the Company’s accounts, trusts, books, or records.

2. Separation Benefits. In exchange for his execution of this Agreement and the promises he makes herein, the Company will:

a.	Continue Bramson’s group health insurance coverage, pursuant to Section 4980B of the Internal Revenue Code (“COBRA”), if eligible, at the Company’s expense, for a period beginning on the Effective Date and ending on March 31, 2008, after which date Bramson may continue such coverage at his own expense for the remainder of the COBRA continuation period pursuant to applicable law.

b.	Permit Bramson the continued use of (i) his existing Company office and adjacent conference room at 135 East 57th Street, New York, New York, on an exclusive basis subject to the balance of this paragraph, and (ii) in lieu of severance due Bramson’s under the Company’s employment practices, an executive assistant (whose salary and benefits shall continue to be paid/provided by the Company), through March 31, 2008. Bramson’s rights under this paragraph are subject to any applicable lease, building rules, and workplace policies, and further subject to the right of the Company’s Board of Directors to use the conference room and shall not be construed to modify the terms of the Office Sharing Agreement between the Company and Sherborne Investors Management LP, dated as of November 30, 2006.

Except as modified in this Agreement, Bramson’s rights under the Company’s 1992 Stock Incentive Plan (“1992 Plan”) will remain as stated under the terms and conditions of that plan. The Company will use reasonable efforts to keep in effect any registration statements covering Company stock and stock options owned by Bramson and will cooperate with Bramson with respect to the sale of his Company stock to the extent consistent with applicable securities laws and regulations. In addition, the Company will pay Bramson for any accrued but unused vacation days in accordance with Company policy.

3. Consulting Relationship. In further exchange for the benefits provided to him under this Agreement, Bramson agrees to make himself available, at mutually convenient times upon reasonable notice, to provide part-time consulting services of up to five hours per month (“Consulting Services”) to the Company from the Effective Date through March 31, 2008 (the “Consulting Period”), in accordance with this Section 3.

a.	Consulting Services. Bramson shall render the Consulting Services at such times, on such matters, and in such manner as the Company’s Board of Directors (the “Board”) or its designee may reasonably request.

b.	Expenses. The Company agrees to reimburse Bramson for reasonable and necessary out-of-pocket business expenses incurred by him in connection with the performance of the Consulting Services.

c.	Independent Contractor Relationship. Bramson agrees and acknowledges that in performing the Consulting Services, he will be acting as an independent contractor with respect to the Company, and not as an employee, agent, partner, or joint venturer of the Company. Bramson will bear sole responsibility for maintaining his own unemployment insurance, workers’ compensation insurance, and liability insurance, during the Consulting Period.

4. No Further Benefits. Bramson understands and agrees that the consideration provided to him under the terms of this Agreement is in addition to anything of value to which he is otherwise entitled. Bramson represents, warrants, and acknowledges that the Company owes him no wages, compensation, or payments or form of remuneration of any kind or nature, including any salary, bonus or incentive compensation, other than as specifically provided for in this Agreement or in a subsequent written agreement between him and the Company, or as otherwise vested under the terms of any Company benefit plan.

5. Non-Competition. Bramson agrees that, during the Consulting Period and for one year thereafter, he will not, without the prior written consent of the Company, accept any employment; provide any services, advice or information; or assist or engage in any activity (whether as an employee, consultant, or in any other capacity, whether paid or unpaid) with any Competing Business (as defined below). For the purposes of this Agreement, “Competing Business” means any person or entity engaged in (i) the licensing of intellectual property to digital video recorder manufacturers or (ii) the manufacture or sale of digital data storage devices for the defense or aerospace industries.

This Section 5 shall survive the termination of this Agreement and the Consulting Period. Bramson acknowledges that (a) this section’s terms are reasonable and necessary to protect the Company’s legitimate interests, (b) this section’s restrictions will not prevent him from earning or seeking a livelihood, (c) this section’s restrictions shall apply wherever permitted by law, and (d) the violation of any of this section’s terms may irreparably harm the Company. Accordingly, Bramson agrees that, if he violates any of the provisions of this section, the Company shall be entitled to, in addition to any other remedies available to it, an injunction to be issued by any court of competent jurisdiction restraining Bramson from committing or continuing any such violation, without the need to prove the inadequacy of money damages or post any bond or for any other undertaking.

6. Return of Company Property. As soon as possible following the Effective Date, Bramson will deliver to the Company all Company property in his possession or control, including any documents, data, drawings, manuals, letters, notes, reports, electronic mail, recordings, or other property of or pertaining to the Company or any Company affiliate.

7. Prior Agreement. Bramson expressly acknowledges his continuing obligations under his Employee Discovery and Proprietary Information Agreement with the Company dated June 14, 1995 (“Proprietary Information Agreement”), which is hereby incorporated by reference into, and which will survive, this Agreement.

8. Bramson’s Release of Claims. In exchange for the benefits provided to Bramson under this Agreement, Bramson irrevocably and unconditionally forever releases and discharges the Company and its subsidiaries, and their successors and assigns, and each of their current and former employees, officers, directors, owners, shareholders, representatives, administrators, fiduciaries, agents, insurers, and employee benefit programs (and the trustees, administrators, fiduciaries and insurers of any such programs) (collectively, the “Released Parties”) from all actual or potential, known or unknown claims that Bramson presently may have against them, including but not limited to any arising out of his employment with, and resignation from, the Company. The claims that Bramson is releasing include, for example and without limitation, claims under any federal, state or local common law, statute, regulation or law of any type, including claims of employment discrimination (including under the Age Discrimination in Employment Act (ADEA), Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act (ADA), the Employee Retirement Income Security Act of 1974 (ERISA), and similar state or local laws, such as the New York State and City Human Rights Laws) or for breach of contract; any claims arising under or otherwise related to any other written or oral agreement between him and the Company; and claims for any other or further compensation, payments or benefits of any kind from any Released Party; provided, however, that the general release set forth in this section is not intended to, and will not operate to, waive or limit any existing rights Bramson may have (i) to vested benefits under any Company policy or plan, including the 1992 Plan, or (ii) to indemnification under the Indemnification Agreement between the Company and Bramson dated as of March 11, 1992, the Company’s charter or bylaws, or otherwise by operation of law.

9. Company’s Release of Claims. In exchange for the benefits provided to it under this Agreement, the Company irrevocably and unconditionally forever releases and discharges Bramson and his successors and assigns from all actual or potential, known or unknown claims that the Company presently may have against Bramson, including but not limited to any arising out of his employment with, and resignation from, the Company.

10. Cooperation. Bramson agrees that he will assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company, including any proceeding before any arbitral, administrative, judicial, legislative, or other body or agency, including testifying in any proceeding to the extent such claims, investigations or proceedings are related to services performed or required to be performed by him, knowledge possessed by him, or any act or omission by him. The Company agrees to reimburse Bramson for any reasonable and necessary out-of-pocket expenses he may incur in complying with this Section 10 at the request of the Company, provided that such expenses are not incurred without the Company’s prior written approval.

11. Non-Disparagement. Bramson agrees not to criticize, denigrate, or otherwise disparage the Company or any Released Party. The Company agrees that it will not issue any statements that publicly criticize, denigrate, or otherwise disparage Bramson.

12. Insurance. The Company agrees to use commercially reasonable efforts to maintain its current directors and officers insurance in effect for at least five years after the Effective Date and to maintain Bramson’s eligibility for coverage thereunder. To the extent that such insurance is longer available to the Company at commercially reasonable terms during this time period, the Company will use commercially reasonable efforts to continue Bramson’s coverage on the same terms and conditions as other covered executives.

13. Arbitration of Disputes. Except as expressly prohibited by law and except for the Company’s right to seek injunctive relief as set forth in Section 5, all disputes between the Company and Bramson (“Arbitrable Disputes”) are to be resolved by final and binding arbitration in accordance with this Section 13. This section shall remain in effect after the termination of this Agreement or the expiration of the Consulting Period.

a.	Scope of Agreement. This arbitration agreement applies to, among other things, disputes concerning Bramson’s employment with and/or resignation from the Company; the validity, interpretation, enforceability or effect of this Agreement or alleged violations of it; claims of discrimination under federal or state law; or other statutory or common law claims.

b.	The Arbitration. The arbitration shall take place under the auspices of the American Arbitration Association (“AAA”) in New York City and conducted in accordance with the AAA’s National Rules for the Resolution of Employment Disputes then in effect before an experienced employment law arbitrator licensed to practice law in that jurisdiction who has been selected in accordance with such rules. The arbitrator may not modify or change this Agreement in any way except as expressly set forth herein. The arbitration shall be governed by the substantive law of the State of New York (excluding where it mandates the use of another jurisdiction’s laws).

c.	Fees and Expenses. The party initiating the arbitration shall pay the initial filing fee, after which each party shall pay the fees of their attorneys, the expenses of its witnesses, and any other costs and expenses that the party incurs in connection with the arbitration. All other costs of the arbitration, including the fees of the arbitrator, the cost of any record or transcript of the arbitration, administrative fees and other fees and costs shall be paid one half by the Company and one half by the Bramson. Notwithstanding the foregoing, the arbitrator may, in his or her discretion, award reasonable attorneys’ fees (in addition to any other damages, expenses or relief awarded) to the prevailing party.

d.	Exclusive Remedy. The arbitration in this manner shall be the exclusive remedy for any Arbitrable Dispute.

e.	Judicial Enforcement. Nothing in this Section 13 shall preclude any party to this agreement from seeking judicial enforcement of an arbitrator’s award. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

14. Entire Agreement. This Agreement constitutes the entire agreement between Bramson and the Company with respect to the subject matter hereof.

15. Modifications. No provisions of this Agreement may be modified, waived, amended or discharged except by a written document signed by Bramson and a duly authorized Company officer.

16. Successors. This Agreement binds Bramson’s heirs, administrators, representatives, executors, successors, and assigns, and will inure to the benefit of such individuals and entities. This Agreement binds the Company’s and the Released Parties’ respective heirs, administrators, representatives, executors, successors, and assigns, and will inure to the benefit of such individuals and entities.

17. Validity and Waiver; Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. A waiver of any conditions or provisions of this Agreement in a given instance shall not be deemed a waiver of such conditions or provisions at any other time. If any of the provisions, terms or clauses of this Agreement are declared illegal, unenforceable or ineffective in a legal forum, those provisions, terms and clauses shall be deemed severable, such that all other provisions, terms and clauses of this Agreement shall remain valid and binding upon both parties.

18. Choice of Law and Venue. The validity, interpretation, construction, and performance of this Agreement shall be governed by the substantive law of the State of New York (excluding where it mandates the use of another jurisdiction’s laws).

19. Interpretation. This Agreement shall be construed as a whole according to its fair meaning, and shall not be construed strictly for or against Bramson or the Company. Unless the context indicates otherwise, the singular or plural number shall be deemed to include the other. Section headings are intended solely for convenience of reference only and shall not be a part of this Agreement for any other purpose.

20. Tax Withholding. The Company will withhold taxes and report amounts to tax authorities as it determines it is required to do. Bramson shall bear sole responsibility for payment of any federal, state, or local income or other taxes or related penalties associated with his current or future receipt of any amounts pursuant to this Agreement, and the Company shall have no obligation to mitigate or hold him harmless from any such tax liabilities.

21. Review and Revocation Period. Bramson hereby acknowledges and agrees that: (a) he was given 21 days to review this Agreement before signing it; (b) he was encouraged to discuss this Agreement with his attorney at his own expense, if he chooses to do so; (c) he is aware that by signing this Agreement that he will be waiving both known and unknown claims; (d) he may revoke this Agreement within seven days of signing it by delivering written notice of such revocation to the General Counsel of the Company; (e) if he revokes this Agreement, he will not receive the special payments or benefits described in it; and (f) he has carefully read this Agreement, fully understands what it means, and is entering into it voluntarily.

Dated: February 20, 2007		/s/ Edward J. Bramson
EDWARD J. BRAMSON

Dated: February 20, 2007		AMPEX CORPORATION

/s/ Joel D. Talcott
	By:	JOEL D. TALCOTT
	Title:	VICE PRESIDENT/GENERAL COUNSEL